UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Cardiovascular Systems, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
141619106
(CUSIP Number)
November 30, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover pages shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office, or if None, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE

CUSIP NO.	141619106

1.	Names of Reporting Persons. Glen D. Nelson, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America

	5.	Sole Voting Power

Number of		1,254,634

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,254,634

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,254,634(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	7.6%(2)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Of the total of 1,254,634 shares of common stock that are beneficially owned, (a) 266,853 shares are held directly by Dr. Nelson; (b) 246,524 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner; (c) 48,524 shares are issuable upon the exercise of options granted to Dr. Nelson that are vested and exercisable within 60 days; and (d) 692,733 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2) The percentage is based upon 15,811,068 shares of common stock outstanding as of November 9, 2010, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2010, and 741,257 shares of common stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP NO.	141619106

1.	Names of Reporting Persons. GDN Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Minnesota

	5.	Sole Voting Power

Number of		1,254,634

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,254,634

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,254,634(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	7.6%(2)

12.	Type of Reporting Person (See Instructions)

	OO
(1) Of the total of 1,254,634 shares of common stock that are beneficially owned, (a) 266,853 shares are held directly by Dr. Nelson; (b) 246,524 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner; (c) 48,524 shares are issuable upon the exercise of options granted to Dr. Nelson that are vested and exercisable within 60 days; and (d) 692,733 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2) The percentage is based upon 15,811,068 shares of common stock outstanding as of November 9, 2010, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2010, and 741,257 shares of common stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1(a). Name of Issuer:
Cardiovascular Systems, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
651 Campus Drive
St. Paul, Minnesota 55112-3495
Item 2(a). Name of Person Filing:
This Schedule 13G is filed by Glen D. Nelson, M.D. and GDN Holdings, LLC, of which Dr. Nelson is the sole owner (each, a “Reporting Person” and collectively, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office, or if None, Residence:
The address of each Reporting Person is:
301 Carlson Parkway, Suite 275
Minnetonka, MN 55305
Item 2(c). Citizenship:
Glen D. Nelson, M.D. is a United States citizen.
GDN Holdings, LLC is a Minnesota limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 per share par value
Item 2(e). CUSIP Number:
141619106
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

1,254,634 shares of common stock (includes options and warrants exercisable within 60 days to acquire 741,257 shares of common stock)

(b)	Percent of class:

7.6% (based on 15,811,068 shares of common stock outstanding as of November 9, 2010, as reported by the Issuer, and 741,257 shares of common stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days)

(c)	Number of shares as to which each Reporting Person has:
(i)	Sole power to vote or to direct the vote: 1,254,634

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,254,634

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
     Joint Filing Agreement, dated December 9, 2010, between Glen D. Nelson, M.D. and GDN Holdings, LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2010	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GDN HOLDINGS, LLC
	By:	/s/ Glen D. Nelson
		Its:	Governor and Chief Managing Member

Agreement to Make Joint Filing Statement
     The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: December 9, 2010	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GDN HOLDINGS, LLC
	By:	/s/ Glen D. Nelson
		Its:	Governor and Chief Managing Member